Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 13, 2009
LJ INTERNATIONAL REPORTS FINANCIAL RESULTS FOR
SECOND QUARTER AND FIRST HALF OF 2009
HONG KONG, August 13, 2009 – LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the second quarter and six months ended June 30, 2009.
Overall Revenues Fall, Retail Rises
Revenues for the second quarter ended June 30, 2009 totaled $22.4 million, down 28% from $31.1 million in the second quarter of 2008. The drop was due to sharply lower wholesale revenues reflecting the global economic slowdown and its impact on consumer luxury spending. Wholesale revenues fell 49% year-over-year, to $11.8 million in the second quarter of 2009 from $23.2 in the second quarter of 2008. Retail sales, primarily through LJI’s ENZO retail chain of jewelry stores in China, rose 35%, to $10.6 million in the second quarter of 2009 from $7.9 million a year earlier. Currently, there are 94 ENZO stores open in China, Hong Kong and Macau.
ENZO Retail Chain and Decreased Expenses Improve Operating and Net Results
Gross profit for the second quarter of 2009 was $8.1 million, or 36% of revenues, compared to $9.2 million, or 30% of revenues, a year earlier. The improvement in gross margin percentage was due to the proportionally larger revenue contribution from ENZO’s retail sales. Wholesale gross profit in the latest quarter was $2.3 million, or 20% of wholesale revenues, compared to $4.9 million, or 21% of wholesale revenues, in the second quarter of 2008. Retail gross profit in the second quarter of 2009 was $5.8 million, or 54% of retail revenues, compared to $4.3 million, or 55% of retail revenues, in the second quarter of 2008.
Operating expenses in the second quarter of 2009 totaled $7.8 million, down 22% from $10.0 million in the second quarter of 2008. LJI reported an operating profit of $0.3 million in the second quarter of 2009, compared to an operating loss of ($0.8 million) a year earlier. The swing was due primarily to improved gross margins and reduced costs from ongoing operations.
Net income in the second quarter of 2009 was $0.2 million, or $0.01 per fully diluted share, compared to a net loss of ($0.3 million), or ($0.01) per fully diluted share, a year earlier.

CEO Says Company Is Positioned for Global Recovery
LJI Chairman and CEO Yu Chuan Yih commented, “The second quarter of 2009 was notable for evidence, both in our own sales and in the world economy generally, that the global recession may have hit bottom and that a recovery is on the way. The quarter-to-quarter rise in our wholesale revenues, most of which come from North America, was one encouraging sign of this possible trend. The sequential fall-off in retail revenues, on the other hand, needs to be seen in perspective of the very healthy increase in sales from our ENZO chain over the previous several quarters. Consumers may have pulled back recently in response to the slowing growth in China, but we believe that the larger trend is still toward retail growth.”
Mr. Yih continued, “Our balance-sheet strength remains a major strategic asset for LJI, especially in a harsh economic climate where less well-capitalized competitors may have trouble holding on to their market share. With effective cost-cutting (seen especially in the sequential drop in operating expenses) and a large cash position, we are poised to expand as the recovery takes hold. Our strategy remains two-pronged — to continue to grow our ENZO retail chain without losing our well-established market position in wholesale.”
Six-Month Results Detailed
For the six months ended June 30, 2009, LJI reported total revenues of $45.1 million, down 27% from $61.4 in the first six months of 2008. Revenues in the latest six months were nearly equally divided between wholesale, at $22.6 million, and retail, at $22.5 million. Gross profit in the first six months of 2009 totaled $16.8 million, or 37% of revenues, compared to $18.9 million, or 31% of revenues, in the first six months of 2008. As in the second quarter, the improvement in gross margin percentage for the first six months of 2009 was due to a shift towards a higher contribution from LJI’s ENZO retail chain from a year earlier.
Operating expenses for the first six months of 2009 totaled $16.1 million, down 22% from $20.7 million in the first six months of 2008. Operating income in the first six months of 2009 totaled $0.7 million, compared to an operating loss of ($1.9 million) a year earlier. Net income for the first six months of 2009 was $0.3 million, or $0.01 per fully diluted share, compared to $0.8 million, or $0.04 per fully diluted share, in the first half of 2008.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a substantial and growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one-time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. Except as required by law, the Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
[FINANCIAL TABLES FOLLOW]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
	US$	US$	US$	US$
Operating revenue	22,435	31,088	45,124	61,446
Costs of goods sold	(14,357)	(21,863)	(28,321)	(42,575)

Gross profit	8,078	9,225	16,803	18,871

Selling, general and administrative expenses	(7,767)	(10,000)	(16,142)	(20,748)

Operating income (loss)	311	(775)	661	(1,877)

Other revenue and expense
Interest income	76	97	94	132
Gain on currency translation	—	864	—	1,381
Gain on disposal of property held for lease	—	—	—	2,210
Interest expenses	(186)	(443)	(425)	(986)

Income (Loss) before income taxes and minority interests	201	(257)	330	860
Income taxes expense	(15)	(1)	(15)	(62)

Income (Loss) before minority interests	186	(258)	315	798
Minority interests	6	(5)	7	(1)

Net income (loss)	192	(263)	322	797

Earnings (Loss) per share:
Basic	0.01	(0.01)	0.01	0.04
Diluted	0.01	(0.01)	0.01	0.04

Weighted average number of shares used in calculating diluted earnings per share	23,966,495	22,286,933	23,617,587	22,121,080

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	June 30,	December 31,
	2009	2008
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	14,074	13,348
Restricted cash	6,426	6,493
Trade receivables, net of allowance for doubtful accounts	13,338	20,570
Derivatives	26	—
Available-for-sale securities	2,305	2,288
Inventories	71,509	76,637
Prepayments and other current assets	3,508	2,609

Total current assets	111,186	121,945
Properties held for lease, net	733	750
Property, plant and equipment, net	6,348	6,863
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	119,899	131,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,876	2,724
Notes payable	5,712	9,194
Capitalized lease obligation, current portion	105	78
Letters of credit, gold loan and others	11,836	13,384
Trade payables	11,764	17,925
Accrued expenses and other payables	2,795	4,802
Income taxes payable	1,453	1,441
Deferred taxation	339	339

Total current liabilities	36,880	49,887
Notes payable, non-current portion	3,253	2,115
Capitalized lease obligation, non-current portion	136	103

Total liabilities	40,269	52,105

Minority interests	749	756

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized 100 million shares;
Issued 22,911,172 shares as of June 30, 2009 and December 31, 2008	229	229
Additional paid-in capital	55,496	55,286
Accumulated other comprehensive loss	(334)	(354)
Retained earnings	23,490	23,168

Total shareholders’ equity	78,881	78,329

Total liabilities and shareholders’ equity	119,899	131,190

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